UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐              No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED FEBRUARY 15, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: February 17, 2012

Exhibit 99.1

WuXi PharmaTech Announces Purchase of Ordinary Shares from General Atlantic

SHANGHAI, February 15, 2012 /PRNewswire-Asia/ — WuXi PharmaTech (NYSE: WX), a leading pharmaceutical, biotechnology, and medical-device research and development outsourcing company, with operations in China and the United States, announced that today it had in a negotiated transaction agreed to purchase from investment funds affiliated with global growth investor General Atlantic LLC (“General Atlantic”) all of the WuXi ordinary shares General Atlantic received on February 12, 2012, following the conversion in full of the $35 million principal amount of convertible notes plus accrued interest of approximately $864,000 held by General Atlantic. The per-ADS equivalent purchase price of $13 was established based on a discount of slightly over 5% of the ADS closing price on February 13, 2012. The transaction was reviewed and approved by the disinterested members of the audit committee of WuXi’s board of directors. WuXi expects the transaction to close on or about February 24, 2012. WuXi will use existing cash balances to pay for the transaction.

In February 2007, third-party investors, including General Atlantic, purchased $40 million principal amount of convertible notes from WuXi, with the notes maturing on February 9, 2012. In 2008, $5 million principal amount of notes were converted into ordinary shares. On February 7, 2012, General Atlantic elected to convert the remaining $35 million principal amount of notes plus accrued interest of approximately $864,000 into 22,771,000 ordinary shares at a conversion price of $1.575 per ordinary share, equivalent to 2,846,375 ADSs and a per-ADS conversion price of $12.60.

The potential impact of the conversion of the notes to ordinary shares has been reflected in the earnings per share calculations in WuXi’s previous financial reporting, in accordance with generally accepted accounting principles. With WuXi’s purchase of these shares today, they will be removed from shares outstanding for all future earnings per share calculations.

About WuXi

WuXi is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi provides pharmaceutical, biotechnology and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi are known as WuXi AppTec.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including the expected closing date of the transaction. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Harry He (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com